For the semiannual  period ended April 15, 2011
File number 811-08167
PRUDENTIAL SMALL-CAP CORE EQUITY FUND, INC.



Item 77M - Mergers

On April 7, 2011, shareholders of Prudential Small-Cap Core Equity Fund, Inc. (the Fund) approved a resolution passed by its Board of Directors whereby all of it assets were to be transferred to Prudential Small-Cap Value Fund a series of Prudential Investment Portfolios 5. The Reorganization was completed in April 2011.